Filed by Aon Global Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Aon Corporation

Commission File No.: 001-07933

Commission File No. for Registration Statement

on Form S-4: 333-178991

This correspondence was distributed on January 23, 2012.

Colleague Stock Conversion Communication

On January 13, 2012, we announced that our corporate headquarters will move from Chicago to London and our place of incorporation will move from Delaware to the United Kingdom.  Many of our colleagues own Aon stock and we would like to highlight some information regarding US tax implications for colleagues that own shares.

US Tax Implications

As a result of this transaction, our stockholders will receive one Class A Ordinary Share of the new UK holding company in exchange for each share of common stock previously held in Aon Delaware. It’s important to understand that this exchange will not change the number of whole shares you hold.

The transaction is not a tax-exempt exchange and U.S. colleagues that own shares could recognize a capital gain on the receipt of Class A Ordinary Shares in exchange for Aon Delaware common stock in connection with this event.

For Aon Hewitt colleagues, the basis for all Aon stock was set at the time of the merger at $39.235

Colleague Stock Ownership or Rights

Colleagues may have Aon stock or rights to stock from different sources and the impact on their stock holdings may vary as a result.  Generally, your equity interest will fall into one of two categories; 1) shares owned outright and 2) shares with restrictions or deferral arrangements.

1.              Shares Owned Outright

Shares exchanged from this category may be subject to US capital gains taxation.

This category will include any shares that you own or have a right to own now.  You may have obtained these shares from:

•    Independent purchase using a retail broker or bank (not including any independent shares held in an IRA or other tax deferred plan).

•    Restricted Stock Unit (RSU) awards that have vested with respect to which you continue to hold the shares.

•    Stock options that have been exercised and you continue to hold the shares.

•    Shares purchased through the Employee Stock Purchase Plan (ESPP) which you still own.

•    Performance plan shares (i.e. LPP) that have vested with respect to which you still own the shares.

2.              Shares with Restrictions or Deferral Arrangements

Shares exchanged from this category may NOT be subject to US capital gains taxation.

This category will include any shares that you don’t own outright or have the right to own now.  Instead, these shares have some type of restriction (vesting or performance based) or a deferral arrangement.   This category includes:

•    Unvested tranches of RSU awards, including RSUs received in connection with bonuses under Aon’s Incentive Stock Program.

•    Unvested tranches of stock options.

•    Unvested performance share units (LPP, AHPP, ABPP).

•    Shares held in the Aon Stock Fund of the Aon Savings Plan — our 401k plan (a tax deferred plan).

•    Deferred Stock Units (DSUs) or other deferred stock award.

•    Participation in the current ESPP offering (beginning January 1, 2012 and scheduled to close on June 30, 2012).

•    Vested, but unexercised stock options

Awards that are unvested at the time of the transaction will, upon vesting, entitle their holder to an award of an equivalent number of Class A Ordinary Shares.

Each award type will present a different need for resources and information.  If you have a personal tax advisor, we recommend you speak with him or her about this topic. This information is intended to provide a general overview of the applicable tax rules. However, it cannot be used or relied upon for the purpose of avoiding IRS penalties. In addition, Aon is not and cannot provide you with tax advice.

Next Steps

We are committed to providing colleague shareholders access to expert resources that can help you understand what tax you might owe and the timing of your potential payment.

We have contracted with PricewaterhouseCoopers to provide assistance to colleagues that have additional questions about how this transition will work and what it means for your holdings. You will be receiving notification regarding a series of informational seminars in the coming weeks. Until that time, please feel free to email the Executive Compensation Team with questions at AonStockConversion@Aon.com, or call PWC at 866-459-6649. Look for further communications on the KE

This communication is being made in respect of a proposed corporate reorganization involving Aon Corporation (“Aon”), which will result in Aon’s stockholders holding Class A Ordinary Shares in a newly-formed public limited company organized under English law.  In connection with the proposed reorganization, Aon Global Limited, a subsidiary of Aon (which will become a public limited company) (“Aon UK”) has filed with the SEC a registration statement on Form S-4 that included a preliminary proxy statement/prospectus, and each of Aon and Aon UK may be filing with the SEC other documents regarding the proposed reorganization.  At the appropriate time, the definitive proxy statement/prospectus regarding the proposed reorganization will be mailed to Aon stockholders.  Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive proxy statement/prospectus regarding the proposed reorganization and any other relevant documents filed by either Aon or Aon UK with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov) or from Aon and Aon UK by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” or by directing a request to 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations.

Aon and Aon UK and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 8, 2011.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents using the contact information above.